
03059987

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

Form 8-K dated August 25, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

000-16107, 333-72082
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 25, 2003.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Howard Darmstadter
Title: Assistant Secretary

EXHIBIT INDEX

cmsi0307fs - Stack Price/Yield

JPMorgan Securities, Inc.

Settle 8/27/2003
First Payment 9/25/2003

	0 CPR	10 CPR	20 CPR	30 CPR	40 CPR	50 CPR	60 CPR	70 CPR	80 CPR	90 CPR
A-PO										
Price	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000
Yield	4.519956	7.860754	12.411978	18.064039	24.876231	33.157782	43.541635	57.279470	77.258789	112.956981
WAL	8.388635	5.167870	3.432463	2.428759	1.800842	1.376973	1.070520	0.834526	0.640171	0.462924
Mod Durn	7.400	3.970	2.409	1.615	1.152	0.850	0.635	0.472	0.339	0.221
Mod Convexity	0.761	0.287	0.120	0.058	0.031	0.017	0.010	0.006	0.003	0.002
Principal Window	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - May16	Sep03 - Apr17	Sep03 - Dec14	Sep03 - Aug12	Sep03 - Jul10	Sep03 - Jul08
Maturity #mos	179	179	179	179	177	164	136	108	83	59
A-1										
Price	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000
Yield	4.573036	4.452074	4.297896	4.110247	3.885638	3.615496	3.290699	2.881677	2.320621	1.403385
WAL	8.398320	5.153679	3.400484	2.385841	1.751667	1.325360	1.025579	0.798083	0.611611	0.442179
Mod Durn	6.542	4.259	2.948	2.145	1.618	1.248	0.980	0.771	0.597	0.437
Mod Convexity	0.631	0.321	0.172	0.097	0.057	0.035	0.022	0.014	0.009	0.005
Principal Window	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Dec10	Sep03 - Jul08	Sep03 - May07	Sep03 - Jun06	Sep03 - Aug05
Maturity #mos	179	179	179	179	179	88	59	45	34	24

cmsi0307fs - Stack Price/Yield

JPMorgan Securities, Inc.

Settle 8/27/2003
First Payment 9/25/2003

	0 PSA	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	600 PSA	700 PSA	800 PSA	900 PSA
A-PO										
Price	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000	70-00.000
Yield	4.519956	5.887358	7.382757	8.936087	10.493339	12.022306	13.508148	14.946710	16.339416	17.690238
WAL	8.388635	6.610699	5.363363	4.472099	3.821600	3.335710	2.963995	2.672852	2.439672	2.249045
Mod Durn	7.400	5.536	4.346	3.564	3.029	2.646	2.359	2.136	1.958	1.811
Mod Convexity	0.761	0.474	0.308	0.212	0.153	0.116	0.092	0.075	0.063	0.053
Principal Window	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jun18	Sep03 - Jan18	Sep03 - Mar17
Maturity #mos	179	179	179	179	179	179	179	178	173	163
A-1										
Price	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000	101-05.000
Yield	4.573036	4.520587	4.464269	4.405568	4.345783	4.285903	4.226586	4.168208	4.110940	4.054816
WAL	8.398320	6.584967	5.312504	4.403520	3.740546	3.245855	2.867898	2.572298	2.335913	2.142970
Mod Durn	6.542	5.306	4.411	3.751	3.255	2.873	2.575	2.335	2.140	1.978
Mod Convexity	0.631	0.446	0.322	0.238	0.180	0.140	0.112	0.091	0.076	0.064
Principal Window	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18	Sep03 - Jul18
Maturity #mos	179	179	179	179	179	179	179	179	179	179